UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

______

1. Press release dated August 31, 2023.

Item 1

Millicom (Tigo) announces changes in the Board of Directors and in the executive leadership

Luxembourg, August 31, 2023 – Millicom announces that José Antonio Ríos García has resigned from the Board of Directors, effective today in order to pursue other professional endeavors. The Board of Directors unanimously expresses its immense gratitude to José Antonio for his outstanding leadership as Board Chair since 2019 and as Board Director since 2017.

The Board of Directors of Millicom has appointed Mauricio Ramos, the Company’s CEO, as Interim Chairman of the Board for the remaining period until the regular annual AGM of the Company takes place. The AGM is currently scheduled to take place in May 2024.

Subject to shareholder approval at the AGM currently scheduled for May 2024, Mauricio Ramos will assume the role of Executive Chair of the Board of Directors, with responsibilities as Chair of the Board of Directors and certain key executive responsibilities, including oversight of matters involving external stakeholder relations, such as governments, joint venture partners, M&A, and legal, governance and regulatory matters. After the 2024 AGM, Mauricio Ramos is expected to step down as CEO of the Company and remain as Executive Chair only. Atlas Investments has stated that it is supportive of Mauricio Ramos assuming the long-term role of Executive Chair of the Board of Directors.

Millicom also announces that Maxime Lombardini will join Millicom as President and COO, starting on September 1st. The President and COO position will report into the CEO. The Board will continue to develop the Company’s CEO succession plan.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Sarah Inmon, Director Investor Relations Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,300 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 23:00 CET on August 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: August 31, 2023